1-8819

P.E. 3-31-02

02032308

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of March, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on March 21, 2002.

- Notification of Major Interests in Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: March 21, 2002 By:

PATRICIA DAY
Authorized Representative

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd a/c 775229 ---- 793,000
HSBC Global Custody Nominee (UK) Ltd a/c 886603 ---- 18,304,000
HSBC Global Custody Nominee (UK) Ltd a/c 775245 ---- 39,619,467
HSBC Global Custody Nominee (UK) Ltd a/c 361602 ---- 114,000
HSBC Global Custody Nominee (UK) Ltd a/c 754612 ---- 1,332,500
HSBC Global Custody Nominee (UK) Ltd a/c 766793 ---- 7,500
HSBC Global Custody Nominee (UK) Ltd a/c 252605 ---- 6,355,778
HSBC Global Custody Nominee (UK) Ltd a/c 360509 ---- 6,108,236
HSBC Global Custody Nominee (UK) Ltd a/c 770286 ---- 1,087,978
HSBC Global Custody Nominee (UK) Ltd a/c 357206 ---- 179,141,822
HSBC Global Custody Nominee (UK) Ltd a/c 130007 ---- 1,373,588
HSBC Global Custody Nominee (UK) Ltd a/c 904332 ---- 736,355
HSBC Global Custody Nominee (UK) Ltd a/c 866203 ---- 6,480,450
HSBC Global Custody Nominee (UK) Ltd a/c 775210 ---- 65,000

5) Number of shares/amount of stock acquired

1,437,710

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

nil

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 5p

10) Date of transaction

15 March 2002

11) Date company informed

20 March 2002

12) Total holding following this notification

261,519,674

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

none

15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name and signature of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 21 March 2002